SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                     WALKER INTERNATIONAL INDUSTRIES, INC.
                               (Name of Issuer)

                         Common Stock, $0.10 par value
                        (Title of Class of Securities)

                                  931507 107
                                (CUSIP Number)

                              Charles Snow, Esq.
                           Snow Becker Krauss P.C.
               605 Third Avenue, New York, New York 10158-0125
                                (212) 687-3860
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                March 19, 2002
                        (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 931507 107


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James N. Lucas, Sr.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO (merger)


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A

________________________________________________________________________________
               7    SOLE VOTING POWER
                    45,996
  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         45,996
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     45,996


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN


________________________________________________________________________________



                                Page 2 of 5 Pages

Item 1. Security and Issuer.

     This statement (this "Statement") relates to the common stock, par value $0.10 per share ("Walker Common Stock") of Walker International Industries, Inc., a Delaware corporation ("Walker"). The principal executive offices of Walker are located at 370 Old Country Road, Garden City, New York 11530.


Item 2. Identity and Background.

          (a) This Statement is being filed by James N. Lucas, Sr..

          (b) The business address of James N. Lucas, Sr. is c/o American DataSource, Inc., 1235 Cavender Drive, Suite 200, Hurst, Texas 76053.

          (c) James N. Lucas, Sr. is President of American DataSource, Inc. American DataSource, Inc. provides administrative services to independent funeral homes, state master trusts and companies that own funeral homes or cemeteries for pre-need funeral and cemetery accounts. Its principal office is located at 1235 Cavender Drive, Suite 200, Hurst, Texas 76053.

          (d)-(e) James N. Lucas, Sr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) James N. Lucas, Sr. is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 19, 2002, Walker acquired American DataSource, Inc. ("ADS") through a merger of ADS with a wholly-owned subsidiary of Walker, with ADS as the surviving corporation (the "ADS Merger") pursuant to an Agreement and Plan of Merger dated as of March 19, 2002. Pursuant to the ADS Merger, each issued and outstanding share of ADS was converted into 8.3984 shares of Walker Common Stock plus $50.00 principal amount of Walker's 18% subordinated notes due November 30, 2002 and $32.50 in cash. Mr. Lucas received 183,984 shares of Walker Common Stock, $500,000 principal amount of the notes and $325,000 in cash in the ADS Merger. At the direction of Mr. Lucas, 91,992 shares and $250,000 principal amount of the notes were issued to an irrevocable trust for the benefit of his four adult children and 45,996 shares and $125,000 principal amount of the notes were issued to his adult son. Mr. Lucas disclaims beneficial ownership as to the aggregate of the 137,988 shares owned by his four adult children under the irrevocable trust and by his adult son.


Item 4. Purpose of Transaction.

     James N. Lucas, Sr. acquired his shares of Walker Common Stock for investment as a result of the

                             Page 3 of 5 Pages

ADS Merger.  Mr. Lucas was the sole stockholder of ADS.

     Except as otherwise described herein, James N. Lucas, Sr. does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) At the date of this Statement, James N. Lucas, Sr. beneficially owns 45,996 shares of Common Stock of Walker. This represents approximately 6.8% of the 684,828 total number of the issued and outstanding shares of Walker Common Stock as of March 19, 2002. This amount does not include (i) 91,992 shares of Walker Common Stock owned pursuant to a 2000 Irrevocable Trust Agreement for the benefit of Mr. Lucas' four adult children and (ii) 45,996 shares of Walker Common Stock owned by his adult son, as to which Mr. Lucas disclaims beneficial ownership.

          (b) James N. Lucas, Sr. has sole voting and dispositive power with respect to 45,996 shares of Walker Common Stock.

          (c) No transactions in the shares were effected by James N. Lucas, Sr. during the past 60 days except as set forth in this statement on Schedule 13D.

          (d) Not Applicable.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between James N. Lucas, Sr. and any other person or entity with respect to any securities of Walker, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     None.


                             Page 4 of 5 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 29, 2002



                                          /s/   James N. Lucas, Sr.
                                          ----------------------------
                                                James N. Lucas, Sr.


                             Page 5 of 5 Pages